Exhibit 1.01

Conflict (Responsible) Minerals Report of POSCO HOLDINGS INC. and its consolidated subsidiaries (the “Company”)

◾ Responsible Minerals Policy

The Company is committed to active participation in responsible sourcing of minerals and fulfillment of its social responsibility to protect human rights and the environment. The Company aims to address social issues such as human rights violations, environmental destruction and funding of conflict groups in Conflict Affected and High Risk Areas (CAHRA).

To ensure the management of responsible minerals, the Company has established the policy and implemented the standard operating procedures in accordance with the due diligence guidance suggested by the Organization for Economic Co-operation and Development (OECD). In addition, the Company has joined the Responsible Minerals Initiative (RMI) to focus on sourcing responsible minerals in an ethical manner and strengthen supply chain management. In relation to these procedures, the Company provides training for employees on responsible minerals and follows a five-step management process when purchasing them.

The Company utilizes the Conflict Minerals Reporting Template (CMRT) and the Extended Minerals Reporting Template (EMRT) provided by the RMI and conducts the supplier chain SAQ developed by the Company to identify and mitigate risks in the supply chain for tin, tungsten, tantalum, gold, cobalt, and mica.

When signing contracts or registering new suppliers, the Company encourages suppliers to conduct due diligence by third-party organizations under the Responsible Minerals Assessment Program (RMAP). As a result of these efforts, the Company’s smelters are 100% certified by the RMI for minerals sourced in CAHRA.

In addition, the Company has strengthened the supplier code of conduct to ensure that the Company’s responsible minerals sourcing policy is incorporated at every level of the supply chain. Suppliers are required to establish a responsible minerals policy and report on their continuous improvement, thereby ensuring that raw materials delivered to the Company from CAHRA do not include minerals from uncertified smelters or Artisanal Small-Scale Mining (ASM).

Suppliers must agree on the Company’s responsible minerals policy. Suppliers also must identify and collect mining/smelters information, including origin, and make efforts to identify ethical risks.

Suppliers are expected to prepare and submit reports on the use of conflict minerals and responsible minerals in a timely manner upon the Company’s request. Suppliers should share and promote the responsible minerals policy to their suppliers so that all of the Company’s supply chains can take the lead in resolving issues.

If the Company does not receive sufficient information, or if inappropriate action is taken on identified risks, the Company will support suppliers through education and/or due diligence to enhance the capabilities of the supply chain. If suppliers intentionally provide false information or fail to make an effort, the Company may discontinue transactions with such suppliers. The Company also evaluates all suppliers, including responsible minerals suppliers, under the Supplier Relationship Management (SRM) system annually.

The Company will continue to actively participate in responsible mineral sourcing, thereby fulfilling its social responsibility to protect human rights and the environment in areas where conflict and ethical risks arise.

◾ Scope

[Responsible Minerals]

On a consolidated basis, the Company purchases tin (294 tons per year), tungsten (94 tons per year) and cobalt (3,100 tons per year). Our tin plates contain tin to prevent oxidation and corrosion and certain of our stainless steel sheets contain tungsten to adjust tensile strength. We also use tungsten and cobalt for the production of cathode materials.

[Conflict Affected and High Risk Area]

The Company has adopted the CAHRA designation methodology, aligning with the guidelines set by the OECD and the European Conflict Minerals Regulation. The CAHRA are determined by assessing the presence of armed conflict, widespread violence or other potential risks to individuals, such as child labor and human rights violations. If suppliers, refineries and mines operating in these regions are found to be providing responsible minerals to the Company, they will be categorized as high-risk suppliers and managed accordingly through the Company’s risk mechanism.

[List of CAHRAs, Last updated in March 2024]

•	Africa: 143 regions in 17 countries including DR Congo and Somalia

•	Asia: 23 regions in 4 countries including Myanmar and the Philippines

•	Middle East: 56 regions in 3 countries including Afghanistan and Yemen

•	South America: 31 regions in 2 countries including Venezuela and Colombia

•	Other: 10 regions in 2 countries including Ukraine and Turkiye

◾ Management Process (Five Steps)

•	Step 1. Establishment of Policy

[Organization]

The Company has been operating the ‘Responsible Minerals Council’ since 2020, which is managed by the Raw Materials Department of the Purchasing and Investment Division in collaboration with group companies, including POSCO International and POSCO Future M. Starting from 2023, the council has been consolidated and is now operated as the ‘Group Supply Chain Management Council.’

[Employee Training]

To enhance employee awareness, the Company has trained its employees on ESG through e-learning content.

[Reinforcement of new supplier registration standards]

The Company has strengthened its registration standards and requires new suppliers to adhere the Company’s responsible minerals policy. In cases where the origin of the goods is identified as a high-risk area, the Company mandates third-party inspections or requires to be certified by RMAP prior to the transaction.

•	Step 2. Information Collection/Evaluation

[Supply Chain Information]

The Company collects information from suppliers and smelters using its own survey template. The Company also use CMRT and EMRT provided by the RMI association to verify compliance. This comprehensive verification process includes checking origin, logistic flow, risk presence in the supply chain and the supplier’s responsible mineral policy.

[Grievance Process]

The grievance process has been established to ensure that suppliers’ opinions are heard at all times. Stakeholders can communicate their grievances to the Company through e-mail or on-site inspection.

[Risk Assessment]

The Company assesses the potential risks of suppliers based on provided information and the CAHRA criteria. This comprehensive evaluation process includes such factors as CAHRA relevance, SAQ response rate, intentional submission of false information and lack of awareness of responsible minerals. The red flag suppliers are to be managed according to the Company’s risk mechanism.

•	Step 3-4. Risk Identification and Mitigation / Due Diligence

[Risk Mechanism]

For the identified red flag suppliers, the Company has implemented various risk mechanisms, including revising the supplier code of conduct, providing educational support, conducting due diligence by the buyers and third parties. If high-risk suppliers repeatedly encounter issues and fail to make improvements, the Company recommends and requests that these suppliers undergo due diligence by the third parties. Suppliers operating in CAHRA are restricted from contracting with the Company unless they have RMAP certification. The Company has strengthened its own regulations and reserves the right to suspend contract agreements if identified issues persist despite the company’s support in education and internal/external audit activities.

•	Step 5. Enhancing Stakeholders Communication

The Company has been publishing its ‘Responsible Minerals Report’ to transparently disclose the results of all activities undertaken since the establishment of its responsible minerals policy. The Company discloses its ESG-related activities through the Specialized Disclosure Report of the United States Securities and Exchange Commission and its ESG reports.

In line with the Company’s vision, ‘Materials for Tomorrow, Innovate for Excellence,’ the Company has established and operates a trusted supply chain ESG management system. The Company will continue to publish the ‘Responsible Minerals Report’ to transparently disclose information and align with the standards set by the international community.

*	Please refer to the web address below to view Sustainability Report :

•	POSCO HOLDINGS : https://www.posco-inc.com:4453/poscoinc/v3/eng/esg/s91e4000400c.jsp

•	POSCO : https://www.posco.co.kr/homepage/docs/eng7/jsp/irinfo/irdata/s91b6000030l.jsp

•	POSCO Future M : https://www.poscochemical.com/en/esg/report.do

※ POSCO (Separate Basis)

Annex 1. Employee Training

Employee Training Performance	(persons)

2021	2022	2023
15,402	16,464	17,713

•	Number of employees who have completed “Corporate Citizenship Training Program” and/or “Ethical Management Training Program”

Annex 2. Smelters of Responsible Minerals

	2021	2022	2023
Tin	2	3	2
Tungsten	3	1	1
Cobalt	1	1	0
Total	6	5	3

Annex 3. Certified Smelters of Responsible Minerals

	2021	2022	2023
Certified	6	4	3
Conformant	5	4	3
Active	1	0	0
Uncertified	—	1	0

Annex 4. The List of Certified Smelters

No	Metal	ID	Smelter Name	Country	Level
1	Tin	CID001105	Malaysia Smelting Corporation(MSC)	Malaysia	Conformant
2	Tin	CID001453	PT Mitra Stania Prima	Indonesia	Conformant
3	Tungsten	CID002315	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	Conformant

※ POSCO Future M (Separate Basis)

Annex 1. Employee Training

Classification	2022	2023
No. of trainees who completed education	All Employees	All Employees
Frequency of education per person	Twice a year	Twice a year

Annex 2. Current Status of Responsible Minerals Refiners

Classification	2022	2023
Tungsten	2	2
Cobalt (including precursor companies)	4	4
Total	6	6

Annex 3. Current Status of RMAP-assured Refiners

	2022	2023
Certified	6	6
Conformant	6	6
Active	—	—
Uncertified	—	—

Annex 4. The List of Certified Smelters

No	Metal	RMI Refiner ID	Refiner’s Name	Country	Level
1	Cobalt	CID003291	Guangdong Jiana Energy Technology	China	Conformant
2	Cobalt	CID003255	Quzhou Huayou Cobalt New Material	China	Conformant
3	Cobalt	CID003411	Hunan CNGR New Energy Science & Technology Co.,Ltd.	China	Conformant
4	Cobalt	CID003338	SungEel HiTech	Korea	Conformant
5	Tungsten	CID002321	Jiangxi Gan Bei Tungsten	China	Conformant
6	Tungsten	CID002082	Xiamen Tungsten	China	Conformant

※ Conformant (assurance): refiners or refineries that completed the RMAP standard or equivalent cross-recognized assessment

※ Active (in progress): refiners and refineries that promised to present RMAP assessment documents and field assessment. In terms of phase, suppliers in the pre-assessment, assessment, or corrective action phases of the assessment are included.